130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 26, 2020	No. 20-02

Avalon Announces the Results of its 2020 Annual and Special Meeting of Shareholders

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") announces the results of its 2020 Annual and Special Meeting of Shareholders held in Toronto, Ontario on February 25, 2020 (the "Meeting").

At the Meeting, all five director nominees listed in the Company's information circular dated January 8, 2020 were elected as directors of the Company. The detailed results of the vote are as follows:

Director		Number of Votes Cast	Percentage of Votes Cast
Donald Bubar	In Favour: Withheld:	56,618,550 2,917,384	95.10 4.90
Alan Ferry	In Favour: Withheld:	56,757,169 2,778,765	95.33 4.67
John Fisher	In Favour: Withheld:	56,745,085 2,790,849	95.31 4.69
Naomi Johnson	In Favour: Withheld:	56,678,964 2,856,970	95.20 4.80
Brian MacEachen	In Favour: Withheld:	56,603,185 2,932,749	95.07 4.93

Avalon is pleased to welcome Mr. John Fisher to the Company's Board of Directors. John was nominated to replace Jane Pagel after she decided to retire. John is a geologist who began his professional career in mineral exploration in western and northern Canada in the late 1970's, before transitioning into the construction materials and waste management business in southern Ontario in the late 1980's. Most recently he served as President & CEO of Niagara-based Walker Industries ("Walker"), a large private company involved in aggregates and construction, waste disposal and recycling and chemical manufacturing. Walker has 1,100 employees and is recognized for its progressive approach to health and safety, environmental performance and community engagement.

In addition, at the Meeting shareholders appointed Ernst & Young LLP as auditors of the Company and approved updates to, as well as all unallocated options, rights or other entitlements under the Company's stock option plan.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, ON and Will Scarlett Rare Earths Recovery Project in Illinois to initial production while continuing to advance its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.